

Joselyne Williams, CPA, MBA · 3rd

Director of Finance & Accounting at Therapy Specialists

San Diego County, California, United States · Contact info

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Therapy Specialists

Experience

Director Of Finance & Accounting
Therapy Specialists · Full-time
Aug 2020 – Present · 1 yr
San Diego, California, United States

Director, Financial Planning & Analysis
Sientra, Inc.
May 2019 – Jun 2020 · 1 yr 2 mos
Santa Barbara, California Area

Adjunct Professor
University of Nebraska at Kearney
Aug 2018 – Dec 2019 · 1 yr 5 mos
Kearney, Nebraska

Online Finance 308 course.

Director of Finance
Rady Children's Physician Management Services
May 2016 – May 2019 · 3 yrs 1 mo

Director of FP&A
Daymon Worldwide
Jun 2013 – May 2016 · 3 yrs
Greater San Diego Area

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Education

University of Nebraska at Kearney
MBA, Accounting & Finance
2006 – 2010
Activities and Societies: Beta Alpha Psi

Licenses & certifications

Certified Public Accountant
California Board of Accountancy
Issued Nov 2015 · No Expiration Date